Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     The table below sets forth the calculation of Ratios of Earnings to Fixed Charges for DCP Midstream Partners, LP for the periods indicated.

	DCP Midstream Partners, LP
	Year Ended December 31,
	2002	2003	2004	2005	2006
Earnings from continuing operations before fixed charges
Pretax income from continuing operations before income or loss from equity investees	14.6	16.3	30.2	47.4	32.7
Fixed charges	0.1	0.1	0.1	1.5	12.6
Distributed income of equity investees	0.5	0.4	—	—	—
Less:
Capitalized interest	—	—	—	—	(0.4)

Earnings from continuing operations before fixed charges	15.2	16.8	30.3	48.9	44.9

Fixed charges
Interest expense, net of capitalized interest	—	—	—	0.8	11.4
Capitalized interest	—	—	—	—	0.4
Estimate of interest within rental expense	0.1	0.1	0.1	0.7	0.7
Amortization of deferred loan costs	—	—	—	—	0.1

Total fixed charges	0.1	0.1	0.1	1.5	12.6

Ratio of earnings to fixed charges	152.00	168.00	303.00	32.60	3.56

     For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income from continuing operations before income or loss from equity investees, plus fixed charges, plus distributed income of equity investees, less capitalized interest. Fixed charges consist of interest expensed, capitalized interest, amortization of deferred loan costs, and an estimate of the interest within rental expense.